Exhibit 12.2

PUBLIC SERVICE ELECTRIC AND GAS COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Three Months		For the Years Ended
	Ended March 31,		December 31,
	2008	2007	2007	2006	2005	2004	2003
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):

Pre-tax Income from Continuing Operations	$202	$231	$637	$448	$583	$592	$376
Fixed Charges	81	81	332	346	342	362	390
Earnings	$283	$312	$969	$794	$925	$954	$766

Fixed Charges as Defined in Regulation S-K (B)

Interest Expense	$81	$81	$332	$346	$342	$362	$390
Interest Factor in Rentals	-	-	-	-	-	-	-
Total Fixed Charges	$81	$81	$332	$346	$342	$362	$390

Ratio of Earnings to Fixed Charges	3.49	3.85	2.92	2.29	2.70	2.64	1.96

(A)	The term "earnings" shall be defined as pretax income from continuing operations. Add to pretax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense and (c) an estimate of interest implicit in rentals.